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ChristianMovies.fun is a new Christian streaming platform & entertainment company. We are launching with more than 800,000 followers on social media, a highly accomplished team that has produced and marketed major theatrical release Christian movies, and a solid business plan!

You can own stock in our company for as little as $40!
Click below to learn more!

Our mission is to spread the Gospel through Christian movies and shows. You can help us succeed by investing in our company. Own stock for as little as $40!

Get in on the ground floor of something special! We are about to launch our new Christian streaming platform. We will be producing original Christian movies and shows. The platform will also have existing content from other Christian content creators. The best part... you can own stock in our company!

Click below to learn more about our investment offering.

Our mission is to spread the Gospel through Christian movies and shows. You can participate by investing in our company. Own stock for as little as $40.

Want to see more Christian movies being made? Invest now and help us fill the world with Christian movies and shows!

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ChristianMovies.fun is a new Christian streaming platform & entertainment company. We are launching with more than 800,000 followers on social media, a highly accomplished team that has produced and marketed major theatrical release Christian movies, and a solid business plan!

Click below to view our investment offering on Wefunder!


CHRISTIAN MOVIES.FUN
A New Christian Entertainment
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ChristianMovies.fun is a new Christian streaming platform & entertainment company. We are launching with more than 800,000 followers on social media, a highly accomplished team that has produced and marketed major theatrical release Christian movies, and a solid business plan!

Click below to view our investment offering on Wefunder! When you get there, look for the button that says "Reserve" and then invest for as low as $40!


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I'd like to see one that focuses on the last parable in Matthew 24.

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Peter Schultz Thanks for the comment. Any specific reason why you want to see a movie about that parable versus other parables that Jesus told?

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ChristianMovies.fun is a new Christian streaming platform & entertainment company. We are launching with more than 800,000 followers on social media, a highly accomplished team that has produced and marketed major theatrical release Christian movies, and a solid business plan!

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ChristianMovies.fun is a new Christian streaming platform & entertainment company. We are launching with more than 800,000 followers on social media, a highly accomplished team that has produced and marketed major theatrical release Christian movies, and a solid business plan!

Click below to view our investment offering on Wefunder!

Our mission is to spread the Gospel through Christian movies and shows. You can help us succeed by investing in our company.

We are about to launch our new Christian streaming platform. We will be producing original Christian movies and shows. The platform will also have existing content from other Christian content creators. The best part... you can invest in our company!

Click below to learn more about our investment offering.

Our mission is to spread the Gospel through Christian movies and shows. You can participate by investing in our company.

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Help Us Make More Christian Movies And Shows!


BASED ON A TRUE STORY
TERRY CHEN
GREG KINNEAR
SIGHT
THE PRESENT IS MADE POSSIBLE BY THE PAST
FROM THE WRITER OF RUDY AND HOOSIERS
AND THE WRITER OF WHEN THE GAME STANDS TALL
DENNIS QUAID
COLIN FORD
THE HILL
BASED ON THE INCREDIBLE TRUE STORY
RUN THE RACE
SAME KIND OF DIFFERENT AS ME
A SKIT GUYS MOVIE
FAMILY CAMP
LEIGH-ALLYN BAKER
TOMMY WOODARD
EDDIE JAMES
GIGI ORSILLO

We want to fill the world with the **Gospel of Jesus Christ** by making as many Christian movies and shows as possible!

ChristianMovies.fun is a new Christian streaming platform and entertainment company that already has a huge, highly enthusiastic following on Facebook and Instagram. We will soon be producing and distributing amazing "**God stories**"—the kinds of stories that show people Jesus is real, He's alive, and He loves them!

These **"God stories"** will be in the form of Christian movies, series, documentaries, and reality shows.



A few of the Christian movies produced by one of our team members, Darren Moorman

God has blessed us with the absolute best producers in the business. They are strong Christian believers with an amazing body of work (see below).

Right out of the gate, we will also be distributing third-party Christian content (movies, documentaries, series, and shows) on our streaming platform.

If this sounds like something you are interested to possibly invest in, please CLICK HERE TO SEE OUR WEFUNDER PAGE!

SIGN UP FOR OUR EMAIL LIST


CHRISTIAN MOVIES.FUN
Christian Movies
778K likes • 781K followers
Christian Movies is your one stop for all things Christian movie related!
Liked
Message

What Make ... pportunity

How would you like t ... before you ever list a single product for sal

That's where Christia

We've spent the last ... ery hungry for more Christian content!

So . . . how do we pla

We're going to give y ... ent company!

The ChristianMovies.fun Facebook page following as of June 2024

The Streaming Platform


SVOD:
AVOD:

As of the end of June 2024, our streaming platform has been created, and we are currently working on licensing great Christian content to share with our audience.

The platform is enabled to offer free (ad-supported) content. In the streaming industry, this is known as AVOD (Ad-supported Video on Demand). So we have functionality and market positioning similar to Tubi and FreeVee, but aimed at the Christian audience.

Within the next couple of months, we will be adding the option for customers to buy or rent movies and shows on our platform. This is known as TVOD (Transactional Video on Demand).

Subscription video on demand, where viewers pay a monthly or annual subscription fee to access a library of content, is known as "SVOD." As we build a library of original and third-party content, we will launch a viable SVOD offering to our audience. We expect to have a viable SVOD offering within 2-4 years, but this depends on many factors including the ability to raise sufficient capital, to produce a considerable amount of original content, and to acquire SVOD licenses to a considerable amount of third-party content.

SIGN UP FOR OUR EMAIL LIST

Technology

We have streaming apps built for the major platforms:

Web, Android, iOS, Apple TV, Fire TV, and Roku.

To build and maintain our streaming platform, we hired Lightcast. Lightcast is a market leader in streaming platform technology and service. Their client list includes Hulu, HBO, Amazon Prime, GOD TV, Daystar TV, The 700 Club, In Touch Ministries, and many thousands of other media companies, ministries, and churches.

Lightcast handles all streaming technology creation and maintenance for us. Lightcast is owned by Christians, and we could not ask for a better technology partner!

Lightcast.com

The Business Plan

Our business plan is very simple. We can break it down into two main phases:

1

In the immediate future, we will offer ad-supported third-party and original content free to viewers. We will drive many millions of views of that content, serving ads from our advertisers and generating revenue for ChristianMovies.fun as well as our content creator partners. Within the next 2-4 months, we will add the ability for viewers to rent or purchase our content in order to watch ad-free. We will also start production on ChristianMovies.fun original content.

2

As we generate enough revenue to produce and acquire enough content for a viable, competitive, and compelling SVOD offering, we will launch an SVOD offering and offer our highly-enthusiastic, Christian-content-hungry audience the opportunity to access a library of content by subscribing. However, recognizing that there is a subset of the audience that primarily demands free, ad-supported content, we will keep that option available as well. So in the long run, our viewers will have three ways to watch content: a) Free, but ad-

supported
b) rent/buy
c) subscribe.
We may also offer a combination of (a) and (c) if that is of interest to our audience. Whatever our audience wants, that is what we will give them!

There are many other aspects of our business plan. Many of them are highly innovative and proprietary. God blesses us with amazing ideas, wisdom, and creativity. But for competitive reasons, we choose not to share too many details. Suffice it to say, we have some very exciting strategies, partnerships, and initiatives in the works that we cannot yet announce publicly!

SIGN UP FOR OUR EMAIL LIST

ChristianMovies.Fun - The Team





Chris McKinney

Founder & CEO

Chris is the Founder and CEO of ChristianMovies.fun. Realizing that God had given him a gift and a calling to promote Christian movies, he started the ChristianMovies.fun page on Facebook in June of 2023. Six months later, the page had almost 700,000 followers. Chris has now worked in marketing and promotion on 7 different Christian movies, 5 of which were theatrical releases. He was most recently the head of digital marketing for Karen Kingsbury's theatrical release, **SOMEONE LIKE YOU**.

Chris has Bachelor's and Master's degrees in Finance from the University of Alabama. He started his career in the investment management profession, culminating with senior positions at a top-30 US bank, and also a Fortune 500 insurance company, where he was part of a 12-person team that managed the company's $60 billion investment portfolio. After recognizing God's calling on his life, Chris later built a successful second career as a Christian ghostwriter, author, editor, and publisher, before settling into the Christian entertainment arena.

Chris also graduated the world class two-year ministry training program at Highlands College in May of 2020.



Shannon McKinney

Co-Founder & Chief Relationship Officer

Shannon spent years managing multi-million dollar staffing businesses, repeatedly breaking sales records during that time. She also produced excellent safety records and won many company awards.

In 2020, Shannon was having her best year ever, again breaking sales records and earning more than she ever had in her life. But she heard the call of God to join Chris in his Kingdom efforts. She has now served for years as the primary relationship builder for their Christian book publishing company, while at times continuing to maintain various activities and roles in the staffing industry.

Shannon knows people! Her primary gifting is in the area of building relationships. Shannon will work to build out our proprietary advertising network, as well as to build relationships with new and existing ministry partners.

Shannon is excited for the opportunity to join ChristianMovies.fun and build amazing partnerships!



Darren Moorman

Strategic Advisor & Production Partner

Darren Moorman is highly-accomplished movie producer and the head of Reserve Entertainment. Darren has been active in the faith movie industry for many years, serving as producer and/or executive producer on theatrical release films starring **Dennis Quaid, Renee Zellweger, Jon Voight, Greg Kinnear, Djimon Hounsou,** and many other notable stars.

Darren is known for producing very high-quality Christian films, including ***THE HILL, BLUE MIRACLE, SAME KIND OF DIFFERENT AS ME, FAMILY CAMP, RUN THE RACE, INDIVISIBLE,*** and others. His most recent film, ***SIGHT***, starring Greg Kinnear, was released in theaters in May of 2024 and has a 97% audience score on Rotten Tomatoes. Before he began his career in the entertainment industry, Darren taught Bible classes at a private high school in Tennessee.

Darren is a Production Partner for ChristianMovies.fun, as well as a Strategic Advisor to the company. Darren currently has 29 producer credits. His 23 years of entertainment industry leadership experience is an invaluable asset and will help propel our company into rapidly becoming an entertainment industry leader in various respects.



Scott Popjes

Strategic Advisor & Production Partner

Scott Popjes is a highly accomplished producer of many of the top reality shows in history, such as ***American Chopper, Dirty Jobs with Mike Rowe, American Hot Rod, Car Masters, World's Wildest Police Videos,*** and many others.

Darren and Scott met in a Bible study class 23 years ago. They have been close friends ever since, and have partnered on a number of entertainment projects.

Scott is a man of strong Christian faith who is excited to partner with ChristianMovies.fun on faith-based reality show projects. He is also a Strategic Advisor to the company, who will guide and help ChristianMovies.fun become established as a major industry player for reality show production.

Scott Popjes Reality TV Shows


DIRTY
JOBS
WORLD'S

What People Say About Us



“Chris’s work ethic and results are unprecedented. God has given Chris a unique ability to connect dramatically with audiences and to inspire them to take that important call to action. I will be working with Chris in many capacities moving forward— for both books and movies.”



“When we released **I Can**, Chris was one of our most valuable assets. The work that he has done to build ChristianMovies.fun is incredible. Not only was he able to help us spread the word about our film, but he did it with prayer, discernment, and character.”



Tyler Sansom
Senior Pastor and Christian Movie Producer

Intellectual Property - Movie Rights To Famous True Stories, Compelling Reality Shows, And More.

Our biggest IP asset by far is our following and our brand, which is now recognized by millions of viewers. The brand has been used in social media posts seen by millions, many of whom have responded with highly enthusiastic support and excitement. We have filed for

trademark protection of our brand, **ChristianMovies.fun.**

Reality Shows

We also have some **very compelling reality show concepts** that are in various stages of planning and development. Some of them involve massively exciting people and ministries! And they are going to make for great TV that we believe will be EXTREMELY popular and successful!

The reality show concepts we have in the planning and development stages are some of our biggest, most important assets!

Movie Rights To Compelling & Famous True Stories

Last we have **movie and TV rights to quite a few amazing, true "God stories"** that we believe have very strong, very compelling movie potential. Many of our true stories have enjoyed massive, worldwide media coverage, so there is proven interest and excitement about these stories.

All of the stories also have very strong Christian faith elements. And they all give glory to God and point people to Jesus Christ as Lord and Savior.

That said, we are on the lookout for other exciting and compelling God stories that would make great movies, documentaries, or shows. Please email us at: info@christianmovies.fun if you have a true story or project that you believe would be a great fit for us.

SIGN UP FOR OUR EMAIL LIST

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

ChristianMovies.fun is a new Christian streaming platform and entertainment company.
We are on a mission to spread the Gospel of Jesus Christ through movies and shows.

Get in Touch

info@christianmovies.fun

(205) 286-2057

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CHRISTIAN MOVIES.FUN

We're going to help make people's God-given dreams come true!


THE GOD DREAM
Help is on the way

Hi <<First Name>>,

Years ago, I left the investment management profession behind to pursue God and His calling on my life. I wasn't exactly sure what He wanted me to be or to do. I just knew He had a calling on my life.

As I walked down a path of discovering my specific gifts and calling, and then walking in them, I experienced a lot of difficulty. As is often the case with people who are pursuing a God-given dream, there

way.

At any point during those years, all it would have taken was for one person to come along and give me a certain "Yes." For me, the "yes" during those years might have been a particular publishing or co-authoring contract, a partnership, an investment, an invitation, a connection of some kind… Just one big opportunity to break everything open.

But instead, for many years, there was bitter disappointment and pain. Don't get me wrong—there were a lot of wins, a lot of blessing, and a lot of good ministry fruit along the way. But time after time, for many years, there were "big" doors or opportunities that were lining up and seemingly about to happen, only to fall through at the end.

More recently, all the right doors have opened. I've gotten a lot of very important "Yes's" from a lot of extremely wonderful, important people—the kinds of "Yes's" that kicked our God dreams into high gear.

And I now have a deep longing in my heart to be the "Yes" for other people out there pursuing a God-given dream. People who are operating in their divine gifts and calling…

People who are sacrificially pursuing God's calling with all of their heart and soul, and doing all of the right things, but just waiting for their "Yes" moment.

We want to be the "Yes" for those people!

It might mean we line them up with or even give them an investment, a contract, a movie deal, or a grant. It might mean that we secure/rent a property for their new ministry, or even just make the right connection for them . . . whatever the need, we want to find a way to fill that need and give them the "Yes" to put their God dream into high gear.

people's stories, and finding a way to help make their God given dream a reality! It will also make for extremely entertaining, inspirational television as viewers hear people's stories of godly perseverance and then watch those people's "God dreams" come true right before their eyes.

BUT HERE'S THE THING….

Before I can be the "Yes" for so many other people out there, I need your "Yes." I look back with sheer amazement at all God has done to bring ChristianMovies.fun to where it is now. But we're not all the way there. We've got an open round of crowdfunding investment right now, and we need you to step up and be our "Yes."

It only takes $40 to be our "Yes." We've gotten the investment minimum lowered by Wefunder to only $40 so that more of you can participate in what God is doing through ChristianMovies.fun.

Will you be our "Yes" today, so that we can be the "Yes" for many others?

We would be extremely grateful! Just click the blue button below, go to our Wefunder page, and once you're there, look for the button on their page that says "Reserve." Hit that button and make your investment to own stock in our company. We'll take that money and invest it to bring more Christian movies and shows to the world, and hopefully generate a good return for our investors in the process. It's that simple!

Sincerely,
Chris McKinney
Founder & CEO
ChristianMovies.fun

CLICK HERE TO GO TO WEFUNDER NOW AND MAKE AN INVESTMENT IN

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This communication may contain forward looking statements. Any projections about future business or investment results are not guaranteed. All investing involves risk and uncertainty. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

CHRISTIAN MOVIES.FUN

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CHRISTIAN MOVIES.FUN

Hi <<First Name>>,

I thought I'd tell you a little more about myself and what led me here. My oldest son, Jake, just turned 18. From the time he was very small, I realized I was going to have to work extremely hard to shield him from a lot of what the world calls "entertainment."

It wasn't easy.

We also have a 9-year-old son, Gavin, and an 8-year-old, Andrew. It has been extremely hard to be able to enjoy movies and shows without them seeing things they shouldn't see. We had to be vigilant. We had to always check the Kids-in-Mind or other parental guidance websites. We had to use filtering technology.


Merry Christmas

A recent photo of our family

And at the end of the day, there was a ton of stuff we just couldn't watch. But let me tell you, it was worth it. People give us frequent compliments about Jake—how mature, polite, respectful and well-behaved he is. He's a godly young man who loves the Lord. Thank God he has so far avoided many of the trappings of the world. That wasn't by accident. He didn't learn to be the way he is now by watching worldly entertainment. We shielded him and protected him.

But it wasn't just the kids.

My wife and I don't watch most of the world's movies and shows either. There are plenty of movies we could have watched if it weren't for one or two scenes or maybe for some completely unnecessary language. This always frustrated me.

I can't stand to hear someone using the name of Jesus like it's a cuss word. I can't stand to hear profanity. And of course, nudity and sexual humor/content of any kind is always out of the question. So that leaves us with relatively few options.

about it.

We decided to be part of the solution.

You can join us right now by investing in our company so that we can fill the world with clean, wholesome movies and shows—movies and shows that help spread the Gospel of Jesus Christ.

Will you join us?

We are selling stock in our company, and it only takes $40 to invest. We have a solid business plan that we believe is going to work out very well for our investors (*investing involves risk and there are no guarantees about future performance*).

Click here to go to our Wefunder page, then find the button that says "Reserve" to make your investment, and help us change the world for Jesus!

Sincerely,
Chris McKinney
Founder & CEO
ChristianMovies.fun

CLICK HERE TO GO TO OUR WEFUNDER PAGE

This communication may contain forward looking statements. Any projections about future business or investment results are not guaranteed. All investing involves risk and uncertainty. Right now, we are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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CHRISTIAN MOVIES.FUN
CHRISTIAN MOVIES.FUN
Streaming Platform
Coming Soon!
CHRISTIAN MOVIES.FUN
Streaming Platform
Coming Soon!

WE WANT TO FILL THE WORLD WITH THE GOSPEL OF JESUS CHRIST!

We are evangelical, protestant Christian believers who are passionate about telling "God Stories" — The kinds of stories that let people know that Jesus is real, that He's alive, and that He loves them! We have some very exciting projects in the works to fulfill this mission!

A NEW STREAMING PLATFORM

In June of 2023, we created our Facebook page and began posting out of our passion for Jesus and for seeing His Gospel spread through Christian movies. The page quickly exploded in popularity. Since day one, our audience (now at 800,000) has been telling us exactly what they want. They

content. So that's exactly what we're doing.

INVEST NOW

NEW CHRISTIAN MOVIES AND SHOWS

Our new platform will have existing Christian movies and shows created by other Christians. However, we aren't stopping there. We are already in the planning stage for several of our own ChristianMovies.fun original shows and movie projects!

Our goal is to fill the world with the Gospel, influence the world for Jesus, and ultimately, see many souls won for the Lord!

We have an amazing team ready to produce high quality Christian movies and shows. We have the ability to distribute and monetize content through our streaming platform. As soon as we raise capital, we will start production on our first original project. Then hopefully we'll be off to the races, starting a perpetual cycle of production, monetization, and reinvestment — producing as many high quality Christian movies and shows as possible over the coming years and decades!

INVEST NOW

TECHNOLOGY

To build our streaming platform, we hired Lightcast. Lightcast is a market leader in streaming platform technology and service. Their clients include Hulu, HBO, Amazon Prime, GOD TV, Daystar TV, The 700 Club, In Touch

creation and maintenance for us, and we could not ask for a better partner. The best part, Lightcast is a technology company that is owned by Christians!

YOU CAN HELP—AND OWN A PIECE OF OUR COMPANY!

If you would like to help us achieve these goals, we would ask that you prayerfully consider making an investment in our company!

When you invest, you'll ultimately own a piece of ChristianMovies.fun, Inc. Owning a piece of our company is something that could pay off well over the next few years. It's also something that could make a great investment to leave to your kids and grandkids. Only time will tell, and as with all investments, there is some level of risk and uncertainty.

But what is certain is that whatever you invest, we will take that money and begin using it to bring more Christian movies and shows to the world!

Our crowdfunding investment page is live now on Wefunder. There is a lot more information about our company on that page. We are selling stock in our company. You can invest in our company and become an owner for as little as $40! Wefunder's minimum is normally $100, but we were able to get them to lower it so that more of you can participate.

Technically, we are only accepting "Investment Reservations" while we finish up our legal documents. However, we really need people to go ahead and **make those investment reservations now**! It's crucial to our success. If everyone reading this could do just the minimum of $40 right now, we'd be doing great! Of course we welcome larger investments as well. Thank you so much!

INVEST NOW

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We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

CHRISTIAN MOVIES.FUN

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ANGELS CAUGHT HIM


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In 2019, Kari Hoffman was walking with her young son, Landen, into the largest mall in America. All of a sudden, she felt a strong prompting from the Lord to stop and pray for protection for herself and her son. She prayed, walked a few more steps, and then felt another strong impression to pray for protection. After she prayed the second time, she felt peace that she had fully obeyed the prompting.

over the 3rd floor balcony – a fall of 39 feet. Landen miraculously survived, and over the next few months, he experienced miracle after miracle of healing and restoration.

Most people know a little bit of that story. **But did you know that as a child, Kari and her family were kidnapped and held at gunpoint?** Kari was only 8 years old, but she watched her father respond to the attack by praying out loud, and instructing his entire family to do the same. What happened next was nothing short of amazing…

Kari has a riveting story of Christian faith. ChristianMovies.fun has the life rights to be able to make movies, shows, documentaries, or streaming series out of Kari's story, along with quite a few other compelling, true God stories that have made national and international headlines. We're very excited to get started on these projects!

But we need your help. We can't make this amazing Christian content unless we raise capital. It takes money to do God's work. So we're giving everyone an opportunity to buy stock in our company. We're going to use the money we raise to invest in our streaming platform's third-party content library (existing Christian movies and shows), as well as to make our original productions of amazing Christian movies and shows!

You can be part of what God is doing through ChristianMovies.fun, and hopefully earn good financial returns, by investing now. The minimum investment is only $40. Please click the blue button below to go to our Wefunder page. Once there, look for a button on that page that says "Reserve" and make your investment now. You will be making a **HUGE** difference for God's Kingdom!

CLICK HERE TO GO TO OUR WEFUNDER PAGE AND MAKE YOUR INVESTMENT

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This communication may contain forward looking statements. Any projections about future business or investment results are not guaranteed. All investing involves risk and uncertainty. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Christian Movies
4 days ago ·

ChristianMovies.fun is a new Christian streaming platform & entertainment company. We are launching with more than 800,000 followers on social media, a highly accomplished team that has produced and marketed major theatrical release Christian movies, and a solid business plan!

You can own stock in our company for as little as $40! Click below to learn more!


CHRISTIAN MOVIES.FUN
A New Christian Streaming Platform & Entertainment Company
OWN STOCK IN OUR COMPANY
ONLY
$40 MINIMUM INVESTMENT
Invest Now
CHRISTIAN MOVIES.FUN
CHRISTIAN MOVIES.FUN
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Christian Movies
If anyone has questions, please feel free to email us: info@christianmovies.fun
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Christian Movies
To invest, just go to our Wefunder page and look for the red button that says RESERVE. If you are viewing from a phone, it will be at the bottom of the screen.
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Mary Lanier
Sounds too good to be true.
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Christian Movies
Mary Lanier Thanks for the feedback. It's all true. We're amazed at what God has done!
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Deborah Rice
Hey **Christian Movies**. I invested! So excited!
May GOD CONTINUE TO BLESS!!!🙏🙏🙏
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Christian Movies
Deborah Rice Thank you so much and God bless you!
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Elo Franco
I want to invest
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Christian Movies
Elo Franco You just click on this link: https://wefunder.com/christianmoviesfun/ Then look for the red button that says "Reserve." The red button will be at the bottom of the screen if you are viewing from a phone.



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SURVEY TO GAUGE INVESTOR INTEREST

There are only 3 short questions on this survey. It takes less than 1 minute to complete. Getting your responses to this survey is **extremely important** for us. Thank you so very much! God bless you!

TAKE SURVEY NOW

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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CHRISTIAN MOVIES.FUN

MEET OUR TEAM



Chris McKinney, Founder and CEO

A passionate Jesus follower who worked on marketing & promotion for 7 different Christian movies. Most recently Head of Digital Marketing for Karen Kingsbury's Christian movie, *Someone Like You*. Previously held senior

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Darren Moorman, Strategic Advisor and Production Partner

A very highly-accomplished Christian movie producer known for films such as ***BLUE MIRACLE, THE HILL, INDIVISIBLE, RUN THE RACE, FAMILY CAMP, SAME KIND OF DIFFERENT AS ME,*** and others. Prior to the entertainment industry, Darren taught Bible classes at a high school in Tennessee. Darren is very excited to start producing content for ChristianMovies.fun!


SIGHT
THE HILL
SAME KIND OF DIFFERENT AS ME
FAMILY CAMP



Scott Popjes, Strategic Advisor and Production Partner

others.

Darren and Scott met in a Bible study class 23 years ago, and have been close friends ever since. Scott is a man of strong Christian faith who is excited to produce faith-based reality shows with ChristianMovies.fun!


DIRTY JOBS
WORLD'S WILDEST
POLICE VIDEOS
AMERICAN CHOPPER
THE SERIES
CAR MASTERS
RUST TO RICHES



Shannon McKinney, Co-Founder and Chief Relationship Officer

Shannon spent years in the staffing industry where she won many awards and broke many sales records. She focuses on loving God and loving people, and everything else falls into place. She is working to build out our proprietary advertising network and form strategic partnerships with Christian ministries.



Debbie Korte, Director of Content Licensing

Debbie Korte specializes in licensing Christian and family-friendly content for streaming platforms. Over her career, she has personally negotiated hundreds of licenses for Christian content, encompassing thousands of titles. With more than 25 years in the entertainment industry, Debbie brings a wealth of experience, knowledge, and relationships that will help establish ChristianMovies.fun as the premier destination for those wanting Christian and family-friendly content.

WE PLAN TO BECOME THE PREMIER DESTINATION FOR HIGH QUALITY CHRISTIAN MOVIES AND SHOWS - AND YOU CAN HELP!

Our team is incredibly excited to start producing as many new Christian movies and shows as possible. We want to fill the earth with God's glory,

You can join us in that mission by investing as soon as our crowdfunding round goes live. We are praying and believing that God makes our company a HUGE blessing to all of our investors and to our viewers! We have major advantages in the area of marketing, and in the areas of producing and monetizing content. So while it is very missional, we are also serious businesspeople with a solid business plan, and we believe our company will be extremely successful financially.

Of course, there is always risk and uncertainty as with any new company.

Right now, we are expecting the crowdfunding round to be live by the second week in July. We will send you a survey tomorrow, and then we will send out an announcement email as soon as the crowdfunding round is live. In the meantime, please be in prayer about investing, and let us know if you have any questions. Thank you!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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CHRISTIAN MOVIES.FUN

WE WANT TO FILL THE WORLD WITH THE GOSPEL OF JESUS CHRIST!

We are evangelical, protestant Christian believers who are passionate about telling "God Stories" — The kinds of stories that let people know that Jesus is real, that He's alive, and that He loves them! We have some very exciting projects in the works to fulfill this mission!

A NEW STREAMING PLATFORM

In June of 2023, we created our Facebook page and began posting out of our passion for Jesus and for seeing His Gospel spread through Christian movies. The page quickly exploded in popularity. Since day one, our audience (now at 800,000) has been telling us exactly what they want. They want us to give them a new Christian streaming platform and fill it with godly content! So that's exactly what we're doing!

TECHNOLOGY

To build our streaming platform, we hired Lightcast. Lightcast is a market leader in streaming platform technology and service. Their clients include Hulu, HBO, Amazon Prime, GOD TV, Daystar TV, The 700 Club, In Touch Ministries and many thousands of others. They handle all technology creation and maintenance for us, and we could not ask for a better partner. The best part, Lightcast is a technology company that is owned by Christians!

NEW CHRISTIAN MOVIES AND SHOWS

Our new platform will have existing Christian movies and shows created by other Christians. However, we aren't stopping there. We are already in the planning stage for several of our own ChristianMovies.fun original shows and movie projects!

Our goal is to fill the world with the Gospel, influence the world for Jesus, and ultimately, see many souls won for the Lord!

We have an amazing team ready to produce high quality Christian movies and shows. We have the ability to distribute and monetize content through our streaming platform. As soon as we raise capital, we will start production on our first original project. Then hopefully we'll be off to the races, starting a perpetual cycle of production, monetization, and reinvestment — producing as many high quality Christian movies and shows as possible over the coming years and decades!

YOU CAN HELP—AND OWN A PIECE OF OUR COMPANY!

If you would like to help us achieve these goals, we would ask that you prayerfully consider making an investment once our crowdfunding round goes live. We are planning to have a crowdfunding round on WeFunder starting roughly the second week of July, so we are gauging interest right now.

When you invest, you'll ultimately own a piece of ChristianMovies.fun, Inc. Owning a piece of our company is something that could pay off well over the next few years. It's also something that could make a great investment to leave to your kids and grandkids. Only time will tell, and as with all investments, there is some level of risk and uncertainty.

But what is certain is that whatever you invest, we will take that money and begin using it to bring more Christian movies and shows to the world!

Tomorrow, you'll receive an email telling you a little more about our team and the heart behind what we're doing. The next day, you'll receive a survey from us via email. In the meantime, it would be great if you could pray about what kind of investment you could possibly make once we go live. Then **please respond to our email survey** and let us know! Thanks so much! God bless you!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Christian Movies
June 29 at 1:43 PM ·

Our mission is to spread the Gospel of Jesus Christ through Christian movies and shows! To fulfill that mission, we will soon launch a new Christian streaming platform. The platform will have existing Christian movies and shows, and we will also be creating new, original Christian movies and shows for the platform.

We will soon give our audience a chance to participate in our mission by investing in our company. Right now, we are gauging investor interest. Please fill out the form below to learn more! Thank you!


CHRISTIAN MOVIES.FUN
A New Christian Streaming Platform
& Entertainment Company
WE WILL SOON BE LAUNCHING OUR STREAMING PLATFORM AND GIVING OUR AUDIENCE A CHANCE TO INVEST IN OUR COMPANY. PLEASE CLICK BELOW FOR MORE INFORMATION. THANK YOU AND GOD BLESS YOU!

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Debbie McCann
Very interested in seeing Christ base movies. Are you going to produce the movies or show ones already filmed?
Or both options?

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Christian Movies
Debbie McCann Great question. It's both!

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Nancy Bell
I'd like to see some examples of shows you'll be presenting...

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Christian Movies
Nancy Bell For reasons of protecting our ideas, we aren't able to share many of them yet. However, there is one show concept listed at the top of this page, as well as several true stories we may possibly make into movies, documentaries, or series:
https://christianmovies.fun/our-projects/



CHRISTIANMOVIES.FUN
Our Projects

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David Hunt
Samen

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Gene Meggs
I want to act for you. Keep me in mind. 😀

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Emma Diane Woods
Sure hopping it Bible based💜✝️

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Rising fan
Juanita Collazo
OK, if you are going to do Christian movies and you're going to have Christian films here are a couple of suggestions you should put on this movie called the life of Christ 1955 is a produced by Robert Corelli and it stars John K Steele another one is Jesus of Nazareth starring Robert Powell is that is an excellent excellent movie that was for 1977. Another movie that would be good is called all that I have and then there's also a movie called, be held as glory as another one. There are several of them take a look at them. Some of them are from the 50s.

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William Perkins
Juanita Collazo most of those movies contain non Biblical theories. We must be careful not to believe a movie and put more trust in God's word

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Reply to Juanita Collazo

Christopher Watson
How do you sign up as an Actor?

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Brittany Oglesby
Awesome. Nothing good on TV nowadays.

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Corina Lespron
🙌📖

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Harry Carter
AMEN!!!

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Sheree Phillips

Eugene Guyett
Please keep us informed

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John Komar
When will you start streaming?

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Christian Movies replied · 1 Reply

Bertha Mounts
It would be a blessing , now its 'anything Sodom and Gomorrah now anything goes God help us all

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Corey Ellis
Is it free?:)

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Christian Movies replied · 1 Reply

Darlena Russo
Awesome idea

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Alena Ruth Bean Beck
We need Christian movies

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Suzanne Brookins
Christian Movies yes

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Lisa Shantel Garrett
The world needs this!🙏😍

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Nancy Felton-Creekmore
Sounds like a very good idea to me there is very little on TV that is decent for children and grown-ups to watch we need to be able to have more Christian oriented shows to watch

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Susan Weller
Sounds good

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Peggy Sera Tichy
Would love to have more Christians shows. I have watched almost every Christians show on up faith and family. .

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Sidney Ramey
Amen 🙏

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Jason Barlet
Sounds awesome!

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Paul Stephens
I can't wait see movie night with grandkids with out worrying

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Ruby S. Casanova
That would be so AWESOME!!
Sounds amazing!

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Jessyca T Mitchell
Azayis Mitchell

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Karen Hale
Interested in more info. Be praying all goes smooth.

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Christian Movies
REQUIRED LEGAL DISCLOSURE: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be acc... **See more**

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Anna Gearldine Austin Bilger
Janet Bilger

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Donna McIntosh

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Rising fan
Juanita Collazo
Well, let me see. I also have a couple more Christian movies for you. Try the greatest story ever told now that is an excellent movie with Mr. Max Fito. There's also King of Kings starring Jeffrey Hunter as Jesus, but there's also another one for you c… See more

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Kaitlynne Duffield
This would be a great opportunity to reach those who love science, science fiction, history, etc.! My boys love dinosaurs, but keep getting confused between the creation of the world from God (young earth) and the evolution theory with dinosaurs. I sug… See more

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Dana Bell
I can't help financially, but I am going to suggest you consider some Christian Science Fiction and Fantasy. There are plenty Christian authors who write in these genres.

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Christian Movies replied · 1 Reply

Tonya Molliere
We need more like this for our children to be able to watch and enjoy and not have any thing that shouldn't be up in a movie thank you so much for sharing this with us I did have pure Flix but I don't anymore and I would love to try this

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Tonya Molliere
Interested in this

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Pat Verdugo
Yes!!

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Matt Jarvis
Madison Jarvis

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Martha Kelbaugh
I would love a streaming service like this

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Brenda Haley
Yes, we definitely need more Christian movies this day in time. I'm watching The Baxters by Karen Kingsbury on Amazon prime. It's a wonderful Christian movie ..several seasons.

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Christian Movies replied · 1 Reply

Betty Pruitt
That would be great 👍

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Ken Brumbaugh
Interested in more info! Heavan knows, we need more faith based media

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Christian Movies replied · 1 Reply

Mary Cerbasi
It's about time!

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Christian Movies replied · 1 Reply

BillyandTeresa Hull
I think that's awesome and so needed !

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Christian Movies replied · 1 Reply

Christina Bentham
Interested to know if this cost for a membership and can I get it on my Roku tv.

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Christian Movies replied · 1 Reply

Trena Brobst Deibert
Interested

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Carolyn Davidson Johnston
Yes we need Christian faith family based shows. Sounds good.

1w Love Reply Hide Edited 17

Rachel Davis Ryden
Sounds great!!

Christian Movies replied · 1 Reply

Christian Movies
4 days ago ·

Our mission is to spread the Gospel of Jesus Christ through Christian movies and shows! To fulfill that mission, we will soon launch a new Christian streaming platform. The platform will have existing movies and shows, and we will also be creating new, original Christian movies and shows for the platform.

We will soon give our audience a chance to participate in our mission by investing in our company. Right now, we are gauging investor interest. Please click the link below to learn more! Thank you!


CHRISTIAN MOVIES.FUN
A New Christian Streaming Platform
& Entertainment Company
WE WILL SOON BE LAUNCHING OUR STREAMING PLATFORM AND GIVING OUR AUDIENCE A CHANCE TO INVEST IN OUR COMPANY. PLEASE CLICK BELOW FOR MORE INFORMATION. THANK YOU AND GOD BLESS YOU!

CHRISTIANMOVIES.FUN
GAUGING INVESTOR INTEREST: ChristianMovies.fun - A New Christian Streaming Platform & Entertainment... Learn more

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David Mendez
Amen glory be to God Amen

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Shirley Ann Milner
I pray for much success...we need this!

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Ileana DrBrancov
🙏

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Julie Berry
Sounds great

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Irene Valstad
Sounds awesome. Great idea

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Bev Schemonia
Sounds great!

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Linda Hall
Jennie E Martin

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Art Cordova
👍

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Lorrie Mitchell
Sounds great! We need more great faith based movies.

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Jan Abram
We are watching Angel productions. I hope this company is as great. We want more and more companies competing with Hollywood and Disney moviee..

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Linda Glass
I don't watch anything but Christian movies.

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Sheila Clevenger
Why don't all the Christian movie "businesses" combine so so don't have to have places to stream?????????

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Marlene Arch
People will more check out a mo
vie by streaming it than buying a DVD anymore quicker access less bulk.

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Billy R Maynard
I am a Christian Author. I need a
Platform to turn my stories into film.
Google... See more

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Teresa Steward · Follow
#TheSoundofHope

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Wayne King
Sounds like a great opportunity

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Deb Kovacs
I need to learn more about streaming, but I love Christian movies.

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Jerrie Warren
👏👏🙌🙏❤️

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Jewell Jayroe
Amen and God bless you

Brenda Large
Sounds good!!

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John Lyles
Great if they are Bible based

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Tony JMontana
👍

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Dave Snyder
I am very interested and would pay for a subscription

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Sarah Davies
Cain Black Cerise Black Kimberly Black Kalon Mathis Brie'Anna M. Bennett Connie Stone Carriveau Glena Renee Stone Watson

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Rebecca Turner
We need Christian series with families and teenagers.
I'm in!

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Robert Delgado
We watch about 99.9% Christian movies.

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Steve Johnson
God bless Christian Movies! Bingemultiplied.com

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Patti Schuler-Moseman
I hope it will offer more than Pure Flix.

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Karen Fleming
I ft no nn

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Mike Correia
In a darkened world lost without God we need more Christian content like this I think that's great having Christian movies;TV series etc

Nancy Sinnett Stuart
Yes!!
Love CHRISTian based movies

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Bonnie Smoot McDonald
Great love it

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Jamie Merino
Sounds awesome

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Ginger Smith
Thank you! ❤️

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Author
Christian Movies
REQUIRED LEGAL DISCLOSURE: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be acc... See more

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Wilma McGuire
Great

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Lori Beard
We are showing **JESUS - a Deaf Missions film** at Indian Hills Community Church in Lincoln NE on Saturday 7/6 at 2 pm. All are welcome to join us. The movie is made by Deaf for the Deaf and is subtitled for hearing people. It is excellent and an accur... See more

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Judy Wertz Byerly
❤️🙏

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Connie Gann
Thank you!!🙏🙏🙏

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